UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2017 AND ENDING January 31, 2018

MM/DD/YY        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLiney And Company

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5201 Johnson Drive, Suite 415

(No. and Street)

Mission      Kansas      66205

(City)      (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George J. McLiney, Jr.      (816) 221-4042

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC

(Name – if individual, state last, first, middle name)

7285 W. 132nd Street, Suite 210    Overland Park    Kansas    66213

(Address)      (City)      (State)      (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, George J. McLiney, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLiney And Company _____, as of January 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



HEIDI ORTON
Notary Public - Notary Seal
State of Missouri
Commissioned for Clay County
My Commission Expires: April 28, 2019
Commission Number: 15434135

_____ Signature

Chairman Emeritus
_____
Title

_____
Notary Public, Heidi Orton

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# McLiney and Company

# Financial Statements

# January 31, 2018

**McLiney and Company**

**Financial Statements**

**January 31, 2018**



# SAMYN & MARTIN, L.L.C.

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders
of McLiney and Company**

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McLiney and Company (the "Company") as of January 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3(exemption)(Schedule II) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Samyn & Martin, LLC*

Samyn & Martin, LLC

We have served as the Company's auditor since 2016.

Overland Park, Kansas

March 22, 2018

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

**McLiney and Company**
**Statement of Financial Condition**
**Janaury 31, 2018**

Assets
Current assets:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,620,558 |
| Cash, segregated account | | 5,000 |
| Temporary cash investment | | 100,505 |
| Other receivables | | 249,408 |
| Prepaid income taxes | | 4,491 |
| Prepaid expense | | 11,610 |
| Total current assets | | 1,991,572 |
| Furniture and equipment, net of accumulated depreciation of $107,018 | | 21,606 |
| Other assets | | 3,525 |
| Total Assets | $ | 2,016,703 |

Liabilities
Current liabilities:

| | | |
|---|---|---:|
| Accounts payable | $ | 76,900 |
| Note payable - related party | | 52,000 |
| Accrued liabilities - payroll taxes and withholdings | | 155,885 |
| Total current liabilities | | 284,785 |

Shareholders' equity:
Common stock-

| | | |
|---|---|---:|
| Class A, voting, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding | | 100,000 |
| Class B, voting, $1 par value, 15,000 shares authorized, 5,090 issued and outstanding | | 5,090 |
| Additional paid-in capital | | 10,180 |
| Retained earnings | | 1,799,526 |
| | | 1,914,796 |
| Less treasury stock at cost (14,224 A shares and 3,916 B shares) | | (182,878) |
| Total shareholders' equity | | 1,731,918 |
| Total Liabilities and Shareholers' Equity | $ | 2,016,703 |

See notes to financial statements.

(4)

**McLiney and Company**
**Statement Of Income**
**For the Year Ended January 31, 2018**

| | | |
|---|---|---:|
| Underwriting, trading and fee income | $ | 5,132,185 |
| Operating expenses | | 5,044,876 |
| Income from operations | | 87,309 |
| Other operating income (expense): | | |
|     Interest income | | 2,623 |
|     Interest expense | | (6,537) |
| | | (3,914) |
| Income before income tax provision | | 83,395 |
| Provision for income taxes | | 26,072 |
| Net income | $ | 57,323 |

See notes to financial statements.

**McLiney and Company**
**Statement Of Shareholders' Equity**
**For the Year Ended January 31, 2018**

|  | Balance 01/31/17 | Net Income | Balance 01/31/18 |
|---|---|---|---|
| Common stock | $ 105,090 | $ - | $ 105,090 |
| Paid-in capital | 10,180 | - | 10,180 |
| Retained earnings | 1,742,203 | 57,323 | 1,799,526 |
| Treasury stock | (182,878) | - | (182,878) |
| Total equity | $ 1,674,595 | $ 57,323 | $ 1,731,918 |

See notes to financial statements.

**McLiney and Company**
**Statement Of Cash Flows**
**For the Year Ended January 31, 2018**

| | | |
|---|---|---:|
| Operating activities: | | |
| Net income | $ | 57,323 |
| Adjustments to reconcile net income to cash | | |
| flows used in operating activities: | | |
| Depreciation | | 2,783 |
| Loss on disposal of assets | | 469 |
| Change in assets and liabilities- | | |
| Inventory | | 215,419 |
| Temporary cash investment | | (77) |
| Other receivable | | (174,408) |
| Prepaid expense and other | | (12,137) |
| Accounts payable | | (95,968) |
| Accrued income taxes | | (12,551) |
| Accrued liabilities | | 130,839 |
| Cash provided by operating activities | | 111,692 |
| Investing activities: | | |
| Purchase of fixed assets | | (8,428) |
| Cash used in investing activities | | (8,428) |
| Financing activities: | | |
| Borrowings on line of credit | | 8,345,000 |
| Payments on line of credit | | (8,345,000) |
| Cash provided by financing activities | | - |
| Increase in cash | | 103,264 |
| Cash, beginning of year | | 1,522,294 |
| Cash, end of year | $ | 1,625,558 |
| | | |
| Supplemental cash flow information: | | |
| Interest paid | $ | 6,537 |
| Income taxes paid | $ | 38,623 |

See notes to financial statements.

1. **Nature of Operations and Summary of Significant Accounting Policies**

**Nature of Operations:**
The Company is a broker-dealer, principally in securities of municipalities, with customers throughout the United States. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC).

**Use of Estimates:**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

**Property, Furniture and Equipment:**
Property, furniture and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective asset are charged against earnings in the period in which they are incurred. Depreciation is calculated on straight-line using estimated useful lives of five to thirty-nine years. Depreciation expense was $2,783 for the year ended January 31, 2018.

**Long-lived Assets:**
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of January 31, 2018, there had been no impairment in the carrying value of long-lived assets.

**Cash and Cash Equivalents:**
The Company's cash and cash equivalents consist principally of cash and money market accounts with financial institutions. The investment policy limits the amount of credit exposure of any one financial institution. From time to time, the Company will have cash in excess of the FDIC's $250,000 limit. As of January 31, 2018, the Company has $1,219,736 in excess of the FDIC limit.

### Accounts Receivable:

The Company carries trade accounts receivable on a gross, with no discounting for allowance for bad debts. There is no collateral held by the Company for accounts receivable. Interest is not accrued on accounts receivable. The Company does not believe that there are significant concentrations of credit risk arising from accounts receivable. Included in accounts receivable as of January 31, 2018 was $249,408. Of this amount, $60,243 was collected in February 2018 and $189,165 is due on July 1, 2018.

### Concentrations:

Total revenues for the year ended January 31, 2018 were 90% generated by two individuals. Those individuals accounted for approximately 45% each of the total revenue. During the year ended January 31, 2018, approximately 85% of the total revenue of the Company was generated through placement fees on Qualified Zone Academy Bonds (QZABs). QZABs were eliminated, effective January 1, 2018, due to the passage of new tax legislation.

### Revenue Recognition:

*Underwriting* - The Company recognizes revenue on its underwriting of municipal bond securities on a trade date basis.

*Investment Banking* – Investment banking revenues, which include placement and advisory fees, are recorded when services for the transactions are completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Expenses related to investment banking deals not completed are recognized as operating expenses on the statement of income.

*Proprietary Trading* – Proprietary trading revenues include realized and unrealized gains on firm investments in exchange traded funds. Realized gains and losses are recognized on a trade date basis. Firm investments are reflected at current market values with unrealized gains and losses included in income.

*Interest Income and Expense* – The Company recognizes contractual interest on its municipal bond inventory on an accrual basis as a component of interest income. The Company accounts for interest related to its line of credit on an accrual basis with related interest recorded as interest expense.

**McLiney and Company**
**Notes to Financial Statements**
**January 31, 2018**

**Advertising Expense:**

Advertising expense was $18,381 for the year ended January 31, 2018.

**Income Taxes:**

The Company follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company's effective income tax rate is lower than would be expected if the federal statutory rate were applied to income before tax, primarily because of municipal bond interest income for financial reporting purposes that is not taxable for tax purposes during the year ended January 31, 2018. The provision for income tax expense was $26,072 for the year ended January 31, 2018.

As of January 31, 2018, the Company has no material deferred tax assets or liabilities. Fiscal years ended in 2015 and after remain subject to examination by major tax jurisdictions.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. As of January 31, 2018, the Company has not made any accruals for uncertain tax provisions.

### Recent accounting pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers (Topic606)*, ("ASU 2014-09"). The purpose of ASU 2014-09 is to clarify the principles for recognizing revenue and to create a common revenue standard for U.S. GAAP and International Financial Reporting Standards. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017. The Company does not believe this accounting standards will have a material impact on its financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, *Leases (Topic 842)*, ("ASU 2016-02"). The purpose of ASU 2016-02 is to provide financial statement users a better understanding of the amount, timing, and uncertainty of cash flows arising from leases. The adoption of ASU 2016-02 will result in the recognition of a right-to-use asset and a lease liability for most operating leases. New disclosure requirements include qualitative and quantitative information about the amounts recorded in the financial statements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. ASU 2016-02 requires a modified retrospective transition by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective with the option to elect certain practical expedients. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements.

Management has reviewed recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC, other than those noted above, and feel they did not or will not have a material impact on the Company's present or future financial statements.

2.  **Note Payable**
    The Company has a $2,500,000 line of credit with a bank secured by municipal bond inventory and the personal guarantee of the shareholders. Interest is payable monthly at the prime rate with a floor of 5%. The Company also has an over-line for an additional $2,500,000 with the same terms. Both lines mature in November of 2018. On January 31, 2018 the prime rate was 4.00% and was 3.75% to 4.00% during the year then ended.

3. **Note Payable-Related Party**
On January 1, 2007 the company executed a note payable with a related party in the amount of $52,000 in exchange for 3,320 shares of Class A company stock. The note bears interest at 10%, payable monthly with the principal payable on demand. As of January 31, 2018 there is $52,000 payable on this note.

Total interest expense was $6,537 for the year ended January 31, 2018.

4. **Net Capital Requirements and SIPC Assessment**
The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At January 31, 2018, the Company had an aggregate indebtedness to net capital ratio of 0.20 to 1 and net capital of $1,439,267.

5. **Pension Plan**
The Company has a Savings Incentive Match Plan for Employees (SIMPLE) covering all employees. The Company will match employee contributions up to 3% of compensation. Amounts contributed for the year ended January 31, 2018 was $57,177.

6. **Commitments, Contingencies, and Guarantees**
The Company rents office space under a lease ending on October 31, 2023. Rent expense for the year ended January 31, 2018 totaled $14,221. Minimum future lease payments are: $42,306 for the year ended January 31, 2019; $42,306 for the year ended January 31, 2020; $42,306 for the year ended January 31, 2021; $42,306 for the year ended January 31, 2022; and, $31,730 for the year ended January 31, 2023. Total minimum future lease payments are $200,954.

The Company leases office equipment under a lease ending on May 31, 2022. Lease expense for the year ended January 31, 2018 totaled $3,504. Minimum future lease payments are: $2,880 for the year ended January 31, 2019; $2,880 for the year ended January 31, 2020; $2,880 for the year ended January 31, 2021; and, $960 for the year ended January 31, 2022.

At January 31, 2018, the Company had entered into $600,000 of "when-issued" purchase commitments and $600,000 of "when-issued" sales commitments.

7. **Computation of determination of reserve requirements (Rule 15c3-3)**
A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(i).

8.  **Information relating to possession or control requirements (Rule 15c3-3)**

    Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

9.  **Fair Value Measurements**

    ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

    > Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

    > Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. The Company had no level 2 assets as of January 31, 2018.

    > Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company had no level 3 assets at any time during the year ended January 31, 2018.

    The carrying value of the Company's cash and cash equivalents, temporary cash investments, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments.

    The fair values of the Company's municipal bond inventory are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgement.

In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurement.

10. **Subsequent events**

The Company has evaluated all subsequent events through March 22, 2018, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

# Supplemental Information

# Pursuant to Rule 17a-5 of the Securities
# Exchange Act of 1934

**McLiney and Company**

**Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

**January 31, 2018**

| | | |
|---|---|---:|
| Net Capital: | | |
| Total shareholders' equity | $ | 1,731,918 |
| | | |
| Ownership equity not allowable for net capital: | | |
| Office furniture and equipment, net | | (21,606) |
| Other receivables | | (249,408) |
| Prepaid income taxes | | (4,491) |
| Prepaid expenses | | (11,610) |
| Other assets | | (3,525) |
| Net capital before haircuts on investments | | 1,441,278 |
| Haircuts on investments | | (2,010) |
| | | |
| Net capital | $ | 1,439,268 |
| | | |
| Aggregate indebtedness | $ | 284,785 |
| | | |
| Computation of Basic Net Capital Requirement | | |
| Minimum net capital required | $ | 100,000 |
| | | |
| Excess of net capital | $ | 1,339,268 |
| | | |
| Ratio : aggregate indebtedness to net capital | | 0.1979 |

A reconciliation of the Company's computation of Net Capital is not necessary because there were no material differences between audited Net Capital and Net Capital reported in the Part II A FOCUS report.

**McLiney and Company**

**Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

**January 31, 2018**

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3.

# Report of Independent Registered Public Accounting Firm on Management's Exemption Report



# SAMYN & MARTIN, L.L.C.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of McLiney and Company

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) McLiney and Company (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Samyn & Martin, LLC*

Samyn & Martin, LLC
Overland Park, Kansas
March 22, 2018

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

# Management's Exemption Report

# MCLINEY AND COMPANY

*Investment Banking*
*Municipal Bonds*

5201 JOHNSON DRIVE, SUITE 415
MISSION, KS 66205

(816) 221-4042
(800) 432-4042
FAX (816) 221-4048

## McLiney And Company Exemption Report

McLiney And Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

McLiney And Company
George J. McLiney, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chairman Emeritus

March 7, 2018

1



# SAMYN & MARTIN, L.L.C.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of

McLiney and Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by McLiney and Company (the "Company") and the Securities Investor Protection Corporation (the "SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended January 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended January 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Samyn & Martin, LLC*

Samyn & Martin, LLC

Overland Park, Kansas

March 22, 2018

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

**SIPC-7**

(35-REV 6/17)

## SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
### General Assessment Reconciliation

**SIPC-7**

(35-REV 6/17)

For the fiscal year ended **01/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-18486 FINRA JAN    12/01/1976
MCLINEY & COMPANY
5201 JOHNSON DR STE 415
MISSION, KS  66205

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)    $ __6,414__

   B. Less payment made with SIPC-6 filed (exclude interest)    ( __2,345__ )

   __08/15/2017__
   Date Paid

   C. Less prior overpayment applied    ( __0__ )

   D. Assessment balance due or (overpayment)    __4,069__

   E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum    __0__

   F. Total assessment balance and interest due (or overpayment carried forward)    $ __4,069__

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐    Funds Wired ☐
   Total (must be same as F above)    $ __4,069__

   H. Overpayment carried forward    $( __0__ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCLINEY & COMPANY
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __15th__ day of __February__, 20 __18__.

Chairman Emeritus
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

| | | |
|---|---|---|
| **Dates:** | | |
| Postmarked | Received | Reviewed |
| Calculations _____ | Documentation _____ | Forward Copy _____ |
| Exceptions: | | |
| Disposition of exceptions: | | |

SIPC REVIEWER

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 02/01/2017
and ending 01/31/2018

Eliminate cents

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)  $ 5,134,876

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.  0

(2) Net loss from principal transactions in securities in trading accounts.  0

(3) Net loss from principal transactions in commodities in trading accounts.  0

(4) Interest and dividend expense deducted in determining item 2a.  0

(5) Net loss from management of or participation in the underwriting or distribution of securities.  0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.  0

(7) Net loss from securities in investment accounts.  0

Total additions  0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.  0

(2) Revenues from commodity transactions.  0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.  0

(4) Reimbursements for postage in connection with proxy solicitation.  0

(5) Net gain from securities in investment accounts.  0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.  0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).  856,302

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):  68

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.  $ 2,623

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).  $ 0

Enter the greater of line (i) or (ii)  2,623

Total deductions  858,993

2d. SIPC Net Operating Revenues  $ 4,275,883

2e. General Assessment @ .0015  $ 6,414

(to page 1, line 2.A.)

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